Exhibit 1.01

Conflict Minerals Report of The Gap, Inc.
In accord with Rule 13p-1 under the Securities Exchange Act of 1934

I.Introduction

This is the Conflict Minerals Report of The Gap, Inc. (the “Company,” “we,” “us,” or “our”) for calendar year 2014 in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and 1934 Act Release No. 34-67716 (the “Rules”) for definitions of terms used in this Report, unless otherwise defined herein.

The Company is a leading global retailer offering clothing, accessories, and personal care products for men, women, and children under the Gap, Banana Republic, Old Navy, Athleta, and Intermix brands. The Company purchases branded product from independent vendors who manufacture our products in factories around the world. The Company’s products are available for purchase in more than 90 countries worldwide through about 3,300 company-operated stores, over 400 franchise stores, and e-commerce sites.

II.    Product Description and Related Matters (Instructions 1.01(c)(2))

This report relates to Company products for which certain conflict minerals may be necessary to the functionality or production of the products, that were contracted to be manufactured by the Company, and for which the manufacture was completed during the period from January 1, 2014 through December 31, 2014.

Of the four minerals that are subject to Rule 13p-1 (tin, tantalum, tungsten, and gold, or “3TG”), we believe that gold and tin are necessary to the functionality or production of certain branded products that the Company contracts to be manufactured (“In-Scope Products”).

The Company contracts to manufacture products that may contain 3TG, such as (1) apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps on fashion accessories, underwire in brassieres and bathing suits, buttons and buckles, and (2) accessories, including watches, jewelry and other products with electronic components.

III.    Due Diligence (Instructions 1.01(c)(1))

A)	Design of Due Diligence Framework

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and accompanying Supplements1.

It is important to note that the OECD Guidance was written for both upstream2 and downstream3. companies in the supply chain. As the Company is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

1OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.
2Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
3Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

B)	Due Diligence Measures Implemented

The Company does not have a direct relationship with any mineral smelters or refiners (“SORs”). Consequently, our due diligence fact-finding was completed via communications with our vendors. Working with our third-party service provider (“Service Provider”), we identified those vendors that we determined might utilize any of the 3TG minerals in light of the types of products that those vendors supply (those in-scope vendors hereinafter referred to as “Vendors”). We then pursued communications with those Vendors.

Following the framework established by the OECD Guidance, due diligence measures undertaken by the Company included the following:

a.	Step One: Establish strong company management systems

•	In 2013, we adopted a Conflict Minerals Policy, which is publicly available at www.gapinc.com(follow the Responsibility, Human Rights links).

•	We formed an internal team, comprised primarily of individuals from our legal and supply chain departments, to oversee the due diligence process.

•	We retained outside counsel and a Service Provider to advise us on compliance with the conflict mineral rules.

•	We engaged the Service Provider to execute a due diligence process under the Company’s supervision.

•
A reasonable country of origin inquiry (“RCOI”) was conducted regarding 3TG in the In-Scope Products that was reasonably designed to attempt to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or was from recycled or scrap sources.

•	We have a Code of Business Conduct hotline through which grievances can be reported; and

•	We report risk management findings to senior management.

b.	Step Two: Identify and assess risk in the supply chain

We provided our Service Provider a list of our Vendors based on the level of the Company’s influence over the manufacturing process (i.e., meeting the manufacture or contract to manufacture definitions in Rule 13p-1). These suppliers were engaged using the RCOI process described below.

Reasonable Country of Origin Inquiry

The Company’s Service Provider engaged with our Vendors to collect information about the presence and sourcing of the 3TG used in In-Scope Products using the Conflicts-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). The RCOI began with an introduction email from the Company to our Vendors describing the Conflict Minerals Compliance Program requirements. Vendors were offered two options to submit the required information, either by uploading the CMRT into MS Excel format or by completing an online survey version of the template.

Following the initial introduction to the program and information request, reminder emails were sent to each non-responsive Vendor. The Vendors who remained non-responsive were contacted by telephone and offered assistance in providing the information requested. As needed, the escalation process consisted of direct outreach by the Company.

Vendors were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG SORs and associated mine countries of origin. Vendors who had already performed a RCOI through the use of the CMRT were asked to upload this document in the Service Provider’s system or to provide this information in the online survey version.

Where a Vendor was unable to provide a CMRT, we requested information on its suppliers of products or components which may require 3TG for their production or functionality. These Tier 2 suppliers, and subsequent tiers of suppliers, as needed, were then engaged.

Vendors were provided the opportunity to share information at the company, product, or user-defined level but the declaration scope had to be specified in their response.

c.	Step Three: Design and implement a strategy to respond to identified risks

Vendor responses were evaluated for plausibility, consistency and gaps. Additional outreach was conducted to attempt to resolve the following types of quality concerns:

•	One or more SORs were listed for an unused metal,

•	SOR information was not provided for a used metal, or SORs information provided was not a verified metal process according to the Service Provider’s database,

•	Vendor answered “yes” to sourcing from a Covered Country, but none of the SORs listed are known to source from the region,

•	Vendor indicated that they have not received conflicts mineral data for each metal from all relevant suppliers,

•	Vendor indicated they have not provided all applicable SOR information received, and

•	Vendor indicated 100% of the 3TG for the products covered by the declaration originates from scrap or recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

d.	Step Four: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

A total of 282 Vendors were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The response rate for these Vendors was 97%. Of these responding suppliers, 13% indicated one or more of the 3TG as necessary to the functionality or production of the products they supply to the Company.

For those Vendors using SORs that are known or thought to be sourcing from the Covered Countries, the Company's Service Provider, where possible, relied on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification.

If the SOR is not certified by these internationally-recognized schemes, we attempted to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain-of-custody on the source of its mineral ores. Relevant information included whether the SOR has a documented, effective and communicated conflicts-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also conducted to determine whether there are any outside sources of information regarding the SOR’s sourcing practices.

Of the SORs identified through our Vendors, only 7 SORs did not have a “DRC Conflict Free” determination. However, each of these 7 SORs are located in low risk countries (Level 1) according to the OECD.

e.	Step Five: Report on supply chain due diligence

We filed a Form SD and Conflict Mineral Report with the Securities and Exchange Commission, and made the filing available on our website.

* * * * *

C)	Steps to Improve Diligence and Further Steps to Mitigate Risk

Since December 31, 2013, the Company took measures to strengthen its due diligence information gathering resulting in a higher Vendor response rate.

The Company will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures:

•	Continue to assess the presence of 3TG in its supply chain

•	Clearly communicate expectations with regard to supplier performance, transparency and sourcing

•	Maintain a high response rate for RCOI process

•	Work with our Service Provider to continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program

D)	Due Diligence Determination

Facilities Used to Process Necessary Conflict Minerals in In-Scope Products: While the Company has conducted a thorough due diligence and worked closely with its Vendors to survey the conflict minerals supply chain (as described above), we were not able to identify with reasonable certainty facilities used to process necessary conflict minerals actually used in In-Scope Products. However, based on the information acquired through the due diligence process, the Company believes that the facilities that may have been used to process the 3TG necessary to the functionality of the In-Scope Products include the smelters and refiners listed in Annex I.

Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products: While the Company has conducted a thorough due diligence and worked closely with its Vendors to survey the supply chain (as described above), we were not able to determine with reasonable certainty the country of origin of 3TGs actually used in In-Scope Products or whether the 3TG in In-Scope Products are from recycled or scrap sources.

Information About Efforts to Determine Mine or Location of Origin: The description of our due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.

Having completed the due diligence exercise in good faith, the Company is unable to determine with certainty whether or not the 3TG necessary to the functionality or production of In-Scope Products is DRC conflict free.

IV.    Independent Private Sector Audit

Based on the Company’s declaration of DRC conflict undeterminable, a private sector audit is not required.

ANNEX I

Metal	Official Smelter Name	CFSI Certified
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Yes
Tin	Alpha	Yes
Gold	Asahi Pretec Corporation	Yes
Gold	Chimet S.p.A.	Yes
Tin	CNMC (Guangxi) PGMA Co. Ltd.	No
Tin	Cooper Santa	No
Tin	CV United Smelting	Yes
Tin	Empresa Metallurgica Vinto	Yes
Gold	FSE Novosibirsk Refinery	No
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	Yes
Gold	Guangdong Jinding Gold Limited	No
Gold	Heraeus Precious Metals GmbH & Co. KG	Yes
Gold	Istanbul Gold Refinery	Yes
Gold	Jiangxi Copper Company Limited	No
Gold	LS-NIKKO Copper Inc.	Yes
Tin	Malaysia Smelting Corporation (MSC)	Yes
Tin	Melt Metais e Ligas S/A	Yes
Tin	Metallo Chimique	Yes
Gold	Metalor Technologies SA	Yes
Gold	Metalor USA Refining Corporation	Yes
Tin	Mineração Taboca S.A.	Yes
Tin	Minsur	Yes
Gold	Mitsubishi Materials Corporation	Yes
Gold	Nadir Metal Rafineri San. Ve Tic. A.ª.	Yes
Gold	Ohio Precious Metals, LLC	Yes
Tin	Operaciones Metalurgical S.A.	Yes
Tin	PT Koba Tin	No
Tin	PT Tambang Timah	Yes
Tin	PT Timah (Persero), Tbk	Yes
Gold	Royal Canadian Mint	Yes
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	Yes
Gold	Tanaka Kikinzoku Kogyo K.K.	Yes
Tin	Thaisarco	Yes
Gold	Umicore Brasil Ltda	Yes
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	No
Tin	Yunnan Tin Company Limited	Yes
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Yes
Gold	Zijin Mining Group Co. Ltd	Yes